 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-222598
Supplement No. 1 to Prospectus Supplement Dated April 13, 2018
Dated: March 23, 2020
STATE OF ISRAEL
JUBILEE FIXED RATE BONDS (ELEVENTH SERIES)
Effective as of April 1, 2020, the aggregate principal amount of the Jubilee Fixed Rate Bonds (Eleventh Series) offered under this prospectus has been increased to $2,800,000,000.
Assuming that we sell all of the bonds at the current offering price, we will receive $2,632,000,000 of the proceeds from the sale of the bonds, after paying the underwriters’ commission which will not exceed $168,000,000 and before expenses estimated at $65,000.